Banner Resources Inc.
Suite 302, 2484 Haywood Avenue
West Vancouver, British Columbia, Canada V7V 1Y1
Tel: (604) 926-0508

March 21, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549

Dear Sir:
Re:	Banner Resources Inc. (the "Company") Registration Statement on Form SB-2 Filed March 1, 2006 Request for Acceleration of Effective Date File No. 333-128586

Pursuant to Rule 461 of Regulation C, we request an acceleration of the effective date of the registration statement on Form SB-2 (Commission File No. 333-128586) filed by the Company, to take effect 11:00 a.m. EST on March 27, 2006, or as soon as thereafter possible.

We confirm that, should the Securities and Exchange Commission, acting on our request and, pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission, or the staff acting pursuant to delegated authority, and in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company may not assert staff comments and the declaration of effectiveness as a defence in any proceeding initiated by the Commission or any person under the federal laws of the United States.

We are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

Feel free to call the writer if you have any questions, at (604) 926-0508.
Yours truly, /s/ James H. Disher James H. Disher, President and Director of Banner Resources Inc.